Exhibit 99.116

CONSENT OF KIRK MINING CONSULTANTS PTY LTD

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

We do hereby consent to the filing of the written disclosure regarding the technical report entitled the “La Arena Project, Peru”, effective September 30, 2011, prepared by Enrique Garay, M Sc. P. Geo. (MAIG), Ian Dreyer, B.App. Sc, MAusIMM (CP), Linton Kirk, B.E. (Min), FAusIMM (CP) and Chris Kaye, B E (Chem) FAusIMM, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, the use of our name in the Annual Information Form dated March 30, 2012, the Annual Information Form dated August 29, 2011 and Registration Statements on Form 40-F of Rio Alto Mining Limited, and any amendments thereto.

DATED the 18 day of December, 2012

Kirk Mining Consultants Pty Ltd

By:	/s/ Linton Kirk
Name: Linton Kirk, B.E. (Min), FAusIMM (CP)
Title: Director and Principal Mining Engineer